UNITED STATES

                        SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF

                      SECURITIES OF SMALL BUSINESS ISSUERS

            UNDER SECTION 12 (b) OR (g) OF THE SECURITIES ACT OF 1934


                               SUPREME HOSPITALITY

                 (Name of small business issuer in its charter)

        NEVADA                                           91-2019034
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)

                 41919 SKYWOOD DRIVE, TEMECULA, CALIFORNIA    92591
               (Address of principal executive office)     (Zip Code)

Registrant's telephone number:      (909) 506-3435

Securities registered pursuant to Section 12 (b) of the Act:

         None

Securities registered pursuant to Section 12 (g) of the Act:
         Common Stock, par value  $.0001
         Preferred Stock, par value  $.0001











SUPREME  HOSPITALITY-10SB12G - Registration Statement                    Page 1.

PART I

Item 1.   DESCRIPTION OF BUSINESS.

Prior to April 30, 2000 the Company had not engaged in any operations other than organizational matters SUPREME HOSPITALITY, (formally Richwood Inc.), (formally Grubstake, Inc.)( a development stage company) and a Nevada corporation (the "Company") was incorporated on November 10, 1997 and was formed specifically to be a "clean public shell" for the purpose of either merging with or acquiring an operating company with assets and some operating history.

 Item 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
           OPERATIONS.

Plan of Operations and Acquisitions

         The Company was organized for the purpose of creating a corporate vehicle to seek, investigate and, if such investigation warrants, acquire an interest in one or more business opportunities presented to it by persons or firms who or which desire to seek perceived advantages of a publicity held corporation. On April 30, 2000 the Company (SUPREME HOSPITALITY) acquired TEMECULA VALLEY INN, INC., (a Nevada corporation) as a wholly owned subsidiary of Supreme Hospitality an exchange of Common Stock, Sub Curia. The primary activity of the Company is the hospitality business for both the business and leisure traveler, and a 90 room hotel was built and opened in1998. The executive offices of the company are located at 41919 Skywood Drive, Temecula, California 92591. Its telephone number is (909) 506-3435. Of the 50,000,000 shares of the SUPREME HOSPITALITY'S Common Stock, 1,000,000 are currently freely tradable under the Rule 144k exemption promulgated under the Securities Act of 1933. See
Item 8 "Description of Securities."

         The Company may obtain funds for additional hotel construction or acquisition by private placements, equity or debt issues. Persons purchasing securities in these placements and other shareholders will likely not have the opportunity to participate in the decision relating to any acquisition. Investors will entrust their investment monies to the Company's management before they have a chance to analyze any ultimate use to which their money may be put. Consequently, the Company's potential success is heavily dependent on the Company's management, which will have virtually unlimited discretion in new construction or acquisition.

         The Company plans to develop and construct additional properties in the future and has an option to purchase for $1,300,000, approximately 2.61 acres of approved hotel property, including a complete package which consists of a business plan, construction costs, drawings, etc. This property is located adjacent to Interstate 5 and Hilltop Drive in Redding, California. This parcel is the last available hotel property in this immediate area. The current plan is to exercise the purchase option and develop and build a 90-room hotel on this property. This development is anticipated to be the next development the Company will undertake. The cost is estimated to be $5,850,000 for land, building and improvements. This property is included in the financial projections and is scheduled to commence operations in the third quarter of 2001.

          The Company has identified other properties in the Temecula Valley of Southern California to acquire, develop and build hotels. This will be done through the raising of additional equity funds. An additional property in the Temecula Valley is included on the financial projections commencing operations in the third quarter of 2002. Development cost for a 120-room hotel is estimated at $7,800,000 for land development, building and improvements.



SUPREME HOSPITALITY-10SB12G- Registration Statement                           2.

 The management of the Company believes that the Temecula Valley area will continue to see unprecedented growth not seen since the mid 1980's. The Company is poised to take advantage of that growth, given it can meet its financial requirements.

         The Company believes that through the acquisition of the land and subsequent development of these properties, shareholder value will be increased. The management team has the expertise to identify prime properties and negotiate a fair price for the land and develop it and build a quality facility, which will increase in value.

         As is customary in the industry, the Company may pay a finder's fee for locating an acquisition prospect. If any such fee is paid, it will be approved by the Company's Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Management has adopted a policy that such a finder's fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of the Company, if such person plays a material role in bringing in a transaction to the Company.

Item 3. DESCRIPTION OF PROPERTY.

         A 90-room 3-story hotel, Temecula Valley Inn in Temecula, California, was constructed and opened for business on December 5, 1998. It is one of the premier hotel properties in the Temecula Valley. Though cyclical in nature, the TVI's occupancy rates have continued to grow. TVI has chosen to remain independent of any national or regional franchise in order to keep costs down and allow for autonomous management TVI has developed its own website to take advantage of the growing Internet market. The property's web address is www.temeculavalley.com.

         The Company currently serves the business traveler who requires perceived value for the nightly rate he/she pays. Through active marketing to various corporations the Company has been successful during its first year of operations of attracting a reasonable volume of corporate business. On weekends, the Company attracts customers who are typically in town to attend various community functions including but not limited to the "Balloon and Wine Festival" and the "Rod Run". During the summer months there are activities in the area almost every weekend. Occupancy rates during these weekends approached 100% on average during the first year of operations.

         There are 11 hotels and motels, with 810 rooms, in the community area including Temecula Valley Inn. The property has excellent visibility and easy access from Interstate 15. There are numerous restaurants within walking distance of the Hotel.





SUPREME  HOSPITALITY-10SB12G - Registration Statement                         3.

The Company utilizes the services of Rezsolutions to assist in the booking of the rooms. This firm charges 12% for reservations they make. The website generates approximately 15% of business, whereas walk-ins average 20%, corporate business averages 40%, AARP & AAA combined provide 25%.

Item 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
         AND MANAGEMENT

The following table sets forth information relating to the beneficial ownership of Company common stock by those persons beneficially holding more than 5% of the Company capital stock, by the Company's directors and executive officers, and by all of the Company's directors as a group, as of June 9th, 2000.

(a)      Security ownership of certain beneficial owners:

     Class                 Name & Address           No. of Shares      Percent
--------------------------------------------------------------------------------

  Common Stock             Louise Davis               3,000,000          30
                           40596 Via Jalapa
                           Murrieta, CA. 92562


(b)      Security ownership of Management

     Class                  Name & Address          No. of Shares      Percent
--------------------------------------------------------------------------------

  Common Stock              Larry W. & Diana Lang     3,000,000          30
                            41919 Skywood Drive
                            Temecula, CA.  92591

   Common Stock             Floyd & Glenda Janeway    3,000,000          30
                            25060 Hancock Avenue
                            Suite- # 179
                            Murrieta, CA.  92562



SUPREME HOSPITALITY-10SB12G-Registration Statement                            4.

     Item 5.   Directors, Executive Officers, Promoters and Control Persons

Directors and Executive Officers.

The members of the Board of directors of the Company serve until the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors.

(a)       Names and ages of directors and executive officers:

         Directors
         ---------

         Name                               Age                  Birth Date
         ----                               ---                  ----------
         Larry W. Lang                      53                   01/01/47
         Diana Lang                         54                   01/30/46

         Officers

         Name                               Age                  Birth Date
         ----                               ---                  ----------
         Larry W. Lang                      53                   01/01/47
         Diana Lang                         54                   01/30/46

(d)      Positions and offices held:

         Name                                                    Office
         ----                                                    ------
         Larry W. Lang                                           President/CEO
         Diana Lang                                              Vice President
         Diana Lang                                              Secretary
         Diana Lang                                              Treasurer

(e)      Term of office as director and period during which served:

         Name                               Term                     Period
         ----                               ----                     ------
         Larry W. Lang                      One Year        06/10/98 - 06/10/99
         Diana Lang                         One Year        06/10/98 - 06/10/99

         Larry W. Lang                      One Year        06/10/99 - Present
         Diana Lang                         One Year        06/10/99 - Present





SUPREME HOSPITALITY-10SB12G-Registration Statement                            5.

     Item 5.

        (b) Significant Employees:

          (1) Names and ages of employees or consultants:

          Name                         Age            Birth Date
          --------------------------------------------------------------------
          Larry W. Lang                53             01/01/47
          Floyd Janeway                68             04/26/31
          Robert Howell                44             08/08/55
          Deborah Albamonte            35             07/22/64
          Adelina Rivera               22             04/05/78

          (2) Positions held:

          Name                                        Position
          --------------------------------------------------------------------
          Larry Lang                         Financial /Consultant
          Floyd Janeway                      Operations Mgr/Consultant
          Robert Howell                      Financial Advisor/Consultant
          Deborah Albamonte                  Hotel Director/Employee
          Adelina Rivera                     Administrative Assistant/Employee

          (3) Term of employment/consultant served:

          Name                                        Period
          --------------------------------------------------------------------
          Larry W. Lang                      03/09/98 - Present
          Diana Lang                         03/09/98 - Present
          Robert Howell                      01/01/97 - Present
          Deborah Albamonte                  12/04/98 - Present
          Adelina Rivers                     12/28/98 - Present

         (c)  Family Relationships:

                  Larry  W.  Lang,   President/   CEO  and  Diana   Lang,   Vice
                  President/Secretary/Treasurer. They are husband and wife and also comprise the Board of Directors.





SUPREME HOSPITALITY-10SB12G-Registration Statement                            6.

Item 5.

Key Management:

         The Company's executive management team consists of Larry Lang, chief Executive Officer and President, Floyd Janeway, Operations Manager and Robert Howell, Financial Advisor.

         Mr. Larry Lang is a Registered Engineer in 17 states. Mr. Lang, through his company Mexam, Inc., provided structural engineering consulting to a number of companies. He has over 30 years experience. He was responsible for the joist design for the Ontario Mills Mall in Ontario, California as well as the casino, New York, New York in Las Vegas, Nevada. Mr. Lang obtained his General Contractor's License in California in April 1998 and through his construction company Lang Construction & Dev., Inc. was the general contractor responsible for building of Temecula Valley Inn. Mr. Lang has been involved in the hospitality industry for the last for years, with the assistance of Mr. Janeway; Mr. Lang acquired the land, designed and constructed Temecula Valley Inn.

         Mr. Floyd Janeway comes to the Company with over 45 years experience as a successful independent businessman. Mr. Janeway was onsite daily assisting with the oversight of the construction of Temecula Valley Inn as Construction Manager. Mr. Janeway has been responsible for overseeing Temecula Valley Inn since it opened as Operations Manager. Mr. Janeway negotiated the purchase option for the Temecula Valley Inn and the Redding property. A majority of Mr. Janeway's experience has been in the real estate development business. He has developed both residential and commercial properties her himself and others. Mr. Janeway not only continues to manage the current hotel property but he is involved in forward planning of additional site locations.

         Mr. Robert Howell comes to the Company with over 18 years experience in finance, accounting and computer network systems as both a consultant and employee for various real estate development companies in Arizona, California and Nevada. Mr. Howell is currently acting Chief financial Officer on a consulting basis for National Land Corporation and its subsidiaries including St. James's Village, Inc., owner developer of a 537 lot master planned community in the foothills of the Sierra Nevada Mountains south of Reno, Nevada mountains south of Reno, Nevada. Mr. Howell also spent a number of years consulting for Woodbridge Development, Silveroak Development and Alper Development in southern California. A graduate of Arizona State University, with a Bachelor of Science in Accounting, Mr. Howell became a Certified Public Accountant in 1983. He gained his accounting experience working for KMPG Peat Marwick, in Phoenix, Arizona.

SUPREME HOSPITALITY-10SB12G-Registration Statement                            7.

Item 6. Executive compensation

         Larry W. Lang, President/CEO, receives no salary or bonus, but does have a consulting agreement with TVI, Inc. and is paid based on services rendered on a bi-monthly basis. TVI, Inc. reimburses his automobile payments and insurance for the same. The Company also pays for the term insurance policies that he has in case of his death. All expenses pertaining to TVI, Inc. are reimbursed.

         Diana Lang, Vice President/Secretary Treasurer does not receive any salary, bonus or other compensation benefits.

         The following table indicates all compensation to Larry W. Lang:

                  Consulting              Automobile                Term Life
Year                  Fees          Payment        Insurance        Insurance
--------------------------------------------------------------------------------
1999              $33,000           $1,183.65        $712.33        $1,380.29
2000               48,000(1)         1,578.20          (2)             445.13(3)


        1. The consulting fees for year 2000, per contract, is $4,000 per month Paid bi-monthly.

        2. Larry W. Lang will personally pay the automobile insurance Premiums for year 2000.

        3. The Term Life Insurance Premiums remaining for year 2000 is $3,396.05. The policy was written during the latter part of 1999.


Item 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         The Corporation was organized as "GRUBSTAKE, INC" and incorporated under the laws of the state of Nevada on November 10, 1997.

         On December 1, 1998, the company amended its Articles of Incorporation which changed the Company's name to "Richwood, Inc.".

         On April 17, 2000, the Company amended its Articles of Incorporation which changed the Company's name to "Supreme Hospitality" increased it's capitalization to 50,000,000 shares of common stock, par value of $.0001 and 1,000,000 shares of preferred stock with a par value of $.0001. Furthermore the Company forward split its issued common stock (40:1).

SUPREME HOSPITALITY-10SB12G-Registration Statement                            8.

Item 7.

         On April 30, 2000, the Board of Directors of the Corporation passed a resolution to accept an agreement for the exchange of common stock between
Supreme Hospitality, a Nevada Corporation and Temecula Valley Inn, Inc., a Nevada corporation. The Board of Directors also authorized the Transfer Agent to issue to shareholders 9,000,000 shares of the common stock of Supreme Hospitality, a Nevada corporation, $0.0001 par value from its treasury so as the amount of shares then issued would be equal to 90% of the combined total of 10,000,000 outstanding shares, in exchange for the 100% of the issued and outstanding shares of Temecula Valley Inn, Inc. a Nevada corporation, such that Temecula Valley Inn, Inc. a Nevada corporation shall become a wholly owned subsidiary of Supreme Hospitality, a Nevada corporation.

         As of the date of this filing 10,000,000 shares of the common stock and none of the preferred stock was outstanding.

         Of the issued and outstanding common stock, 9,000,000 shares are held either directly or beneficially by the Corporation's sole director, Larry Lang and two affiliates of the Corporation, Floyd Janeway and Louise Davis. The remaining 1,000,000 shares of the issued and outstanding common stock are held by 300 shareholders who are not affiliates of the Corporation. As evidenced by the original certificates and corporate minutes, these shares were originally issued on December 1, 1998.

Item 8.  DESCRIPTION OF SECURITIES

         Each shareholder of Common stock, either in person or by proxy, may cast one vote per share of Common stock held on all matters to be voted on. The presence, in person or by proxy, of the holders of a majority of the total number of shares entitled to vote constitutes a quorum for the transaction of business. Assuming that a quorum is present, the affirmative vote of a majority of the shares of the Company present in person or represented by proxy is required. The company's articles do not provide for cumulative voting or preemptive rights. There are no outstanding options or warrants of any kind for the company's stock.

PART II

Item 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
           COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

         As of June 9th, 2000, there were 304 stockholders of record. No dividends have been declared on the Company's stock, nor does the Company foresee any dividends being declared in the near future.

SUPREME HOSPITALITY-10SB12G-Registration Statement                            9.

Item 2.  LEGAL PROCEEDINGS.

                  Not applicable.

Item 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTS ON
           ACCOUNTING.

                  Not applicable.

Item 4.     RECENT SALES OF UNREGISTERED SECURITIES.

Item 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's By-laws require the Company to indemnify and advance expenses to any officer who incurs liability or expense by reason of such person acting as director of the Corporation, to the fullest extent allowed by Nevada Law. The corporation shall indemnify any and all of its directors or officers or former directors or former officers or any person who may have served at its request as director or officer of another corporation in which it owns shares of capital stock or of which it is a creditor against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party by reason of being or having been directors or officers or a director or officer of the corporation, or such other corporation, except, in relation to matters as to which any such director or officer or former director or officer or person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct, in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled, under By-law, agreement, vote of stockholders or otherwise.

PART F/S
FINANCIAL STATEMENTS

The consolidated financial statements of the Company required to be included in Part F/S are set forth below.

                            TEMECULA VALLEY INN, INC.
                          AUDITED FINANCIAL STATEMENTS

                                FEBRUARY 29, 2000

NYSTROM 6 COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

                                TABLE OF CONTENTS

                                                                        Page No.

INDEPENDENT AUDITORS' REPORT ...............................................   1

FINANCIAL STATEMENTS

       Balance Sheet, February 29, 2000 ....................................   2

       Statement of Income,
       For the two months ended February 29, 2000 ..........................   3

       Statement of Stockholders! Equity (Deficit),
       For the two months ended February 29, 2000 ..........................   4

Statement of Cash Flows,

            For the two months ended February 29, 2000 .....................   5

Notes to the Financial Statements ..........................................   6

NYSTROM & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

                                                              REDING, CALIFORNIA

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Temecula Valley Inn, Inc.
Temecula, California

We have audited the accompanying balance sheet of Temecula Valley Inn, Inc. (a Nevada S corporation) as of February 29, 2000, and the related statements of income, stockholders' equity (deficit), and cash flows for the two months then ended. These financial statements are the responsibility of the Company's: management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes. examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement. presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements. referred to above present fairly; in all material respects; the financial position of Temecula Valley Inn, Inc. as of February 29, 2000, and tile results of its operations and its cash flows for the two months then ended in conformity with generally accepted accounting principles.

                                                         Nystrom & Company, LLP


April 17, 2000





                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
      Trade accounts payable                                            $   138,122
      Accrued interest                                                       38,602
      Accrued other liabilities                                              19,314
      Guest advance deposits                                                 11,935
      Current maturities of long-term debt                                  299,686
                 Total current liabilities                                  507,659


LONG-TERM DEBT, NET OF CURRENT MATURITIES                                 5,173,689
                 Total liabilities                                        5,681,348




STOCKHOLDERS' EQUITY (DEFICIT):
      Common stock, no par value; 25,000
           shares authorized, 21,000 shares
           issued and outstanding                                             3,000
      Retained (deficit)                                                    (91,525)
                 Total stockholders' equity (deficit)                       (88,525)
                 Total liabilities and stockholders' equity (deficit)   $ 5,592,823






NYSTROM & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS



                              TEMECULA VALLEY INN, INC.

                               STATEMENT OF INCOME
                   FOR THE TWO MONTHS ENDED FEBRUARY 29, 2000



REVENUES                                                              $ 178,053
                                                                      ---------


OPERATING EXPENSES:
      Salaries                                                           43,124
      Depreciation and amortization                                      40,478
      Professional fees                                                  28,710
      Other operating expenses                                           19,996
      Utilities                                                          12,365
      Property taxes                                                     11,670
      Payroll tax and other personnel costs                               8,948
      Repairs and maintenance                                             6,271
                                                                      ---------
            Total operating expenses                                    171,562
                                                                      ---------
INCOME FROM OPERATIONS                                                    6,491
                                                                      ---------
OTHER INCOME (EXPENSE):
      Interest expense                                                  (98,016)
            Total other income (expense)                                (98,016)

NET (LOSS)
                                                                      $(91, 525)
                                                                      ---------
The accompanying notes are an integral part of these financial statements.

NYSTROM & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS


                           TEMECULA VALLEY INN, INC.

                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                   FOR THE TWO MONTHS ENDED FEBRUARY 29, 2000

                                                       COMMON        RETAINED
                                                        STOCK        (DEFICIT)
                                                  -----------      -----------
 BALANCES, JANUARY 1, 2000                        $         -      $         -
       Issuance of 21,000 shares of
            common stock in exchange
            for personal services                       3,000                -

       Net (loss)                                           -         (91, 525)
                                                  -----------      -----------

 BALANCES, FEBRUARY 29, 2000                      $     3,000      $   (91,525)
                                                  -----------      -----------








The accompanying notes are an integral part of these financial statements.

NYSTROM & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS




                            TEMECULA VALLEY INN, INC.

                             STATEMENT OF CASH FLOWS
                   FOR THE TWO MONTHS ENDED FEBRUARY 29, 2000


CASH FLOWS FROM OPERATING ACTIVITIES:
      Net (loss)                                                       $(91,525)
      Adjustments to reconcile net (loss) to net
            cash (used) by operating activities:
                  Depreciation                                           39,648
                  Amortization                                              830
                  Consulting fees performed for stock                     3,000
                  (Increase) decrease in:
                       Receivables                                       (8,013)
                       Other current assets                              (1,906)
                  Increase (decrease) in:
                       Trade accounts payable                            25,242
                       Accrued interest                                  14,877
                       Accrued other liabilities                           (533)
                       Guest advance deposits                            (2,624)
                                                                       --------
                       Net cash (used) by operating activities          (21,004)
                                                                       --------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Cash received on note receivable, stockholder                      40,000
                                                                       --------
                       Net cash provided by investing activities         40,000
                                                                       --------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Cash paid on long-term debt                                       (22,107)
                       Net cash (used) by financing activities          (22,107)

NET (DECREASE) IN CASH                                                   (3,111)

CASH, JANUARY 1, 2000                                                    14,021
                                                                       --------

CASH, FEBRUARY 29, 2000                                                $ 10,910
                                                                       --------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

      Cash paid for interest                                           $ 83,139
                                                                       --------

 NON CASH TRANSACTIONS:

As described in Note 1, 21,000 shares of common stock were issued for personal services, a note receivable, and all of the assets and liabilities of Temecula Valley Inn, a proprietorship.

The accompanying notes are an integral part of these financial statements.

NYSTROM & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

                            TEMECULA VALLEY INN, INC.

                        NOTES TO THE FINANCIAL STATEMENTS

                                FEBRUARY 29, 2000

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         NATURE OF OPERATIONS AND BASIS OF ACCOUNTING.

         Temecula Valley Inn, Inc. (Company) is a corporation organized under the laws of the state of Nevada. The Company operates a ninety-room hotel in Temecula, California.

         INCORPORATION AND CHANGE IN TAX STATUS

         Effective January 1, 2000, the Company was incorporated by issuing 21,000 shares of no par value common stock in exchange for all the assets and liabilities of Temecula Valley Inn, a proprietorship, a note receivable from a stockholder and personal services valued at $3,000. The assets and liabilities were recorded in the accompanying financial statements at the proprietorship's historical cost basis as summarized below:

             Cash                                             $      14,021
             Receivables                                            17, 722
             Note receivable, stockholder                            89,984
             Other current assets                                    15,498
             Property and equipment, net                          5,473,053
             Other assets                                            56,215
             Trade accounts payable                               (112,880)
             Accrued interest                                      (23,725)
             Accrued liabilities                                   (19,847)
             Guest advance deposits                                (14,559)
             Long-term debt                                     (5,495,482)

         Common stock of $3,000 was recorded.

         INCOME TAXES

         Effective with the incorporation, the Company's stockholders elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the financial statements

                          (Continued on following page)

NYSTROM & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS



                            TEMECULA VALLEY INN, INC.

                        NOTES TO THE FINANCIAL STATEMENTS

                                FEBRUARY 29, 2000

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (Continued)

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

         CASH AND CASH EQUIVALENTS

         For purposes of the statement of cash flows, the Company considers all short term debt securities purchased with a maturity of three months or less to be cash equivalents.

         ALLOWANCE FOR DOUBTFUL ACCOUNTS

         Losses on uncollectible accounts receivable are recognized when such losses become known or indicated. No allowance for doubtful accounts has been reflected at February 29, 2000; as management believes all accounts are fully collectible.

         PROPERTY AND EQUIPMENT

         Property and equipment is stated at cost. Depreciation is provided on the straight-line method over the following estimated useful lives:

             Building and improvements                               40 years
             Land improvements                                  15 - 20 years
             Furniture and equipment                             7 - 10 years

         INTANGIBLE ASSETS

         Loan fees are being amortized over the terms of the related long-term notes payable on a straight-line basis.

                          (Continued on following page)

NYSTROM & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS




                            TEMECULA VALLEY INN, INC.

                        NOTES TO THE FINANCIAL STATEMENTS

                                FEBRUARY 29, 2000

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (Continued)

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         The  carrying  value  of cash  equivalents,  receivables  and  accounts payable  approximates  fair  value due to the short  maturity  of these
         instruments.   The  carrying   value  of  short  and   long-term   debt
         approximates  fair value based on discounting  the projected cash flows using  market  rates  available  for  similar  maturities.  None of the financial instruments are held for trading purposes.

NOTE 2   LONG-TERM DEBT

         Long-term debt at February 29, 2000 consists of the following:

         Note  payable  to  Valley  Independent  Bank,   collateralized  by  the
         Company's real  property,  payable in monthly  installments  of $21,981 including interest at prime plus 1%, final payment due April, 2006. The
         prime rate at February 29, 2000 was 8.25%.                               $2,746,427

         Note payable to Temecula Valley Bank,  guaranteed by the Small Business
         Administration,  payable in monthly  installments of $9,453,  including
         interest  at  prime  plus  2%,  final  payment  due   February,   2023,
         collateralized  by the  Company's  real  property.  The  prime  rate at
         February 29, 2000 was 8.5%.                                                 986,397

         Note payable to Donald Coop, payable in monthly installments of $4,825,
         including   interest  at  10%,   final  payment  due  February,   2003,
         collateralized by the Company's real property.                              491,726

         Capital  lease  obligation  payable  to  Telerent  Leasing,  payable in monthly installments of $28,800,  including interest ranging from 12.4%
         to 14.4%,  final payment due February,  2004,  collateralized by assets
         leased from Telerent Leasing.                                             1,078,477

                          (Continued on following page)



                                                                          Page 8


NYSTROM & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

                            TEMECULA VALLEY INN, INC.

                        NOTES TO THE FINANCIAL STATEMENTS

                                FEBRUARY 29, 2000

NOTE 2   LONG-TERM DEBT
         (Continued)

         Note payable to Eastern  Municipal Water  District,  payable in monthly installments  of $2,454,  including  interest at 10%, final payment due
         November,  2023;  in the  event  of  default,  water  service  could be
         discontinued.                                                                91,756

         Unsecured note payable to City of Temecula,  including  interest at 8%,
         payable in full September, 2000.                                             55,637

         Note payable to Temecula Valley Bank,  payable in monthly  installments of  $500,  including  interest  at 8%  per  annum,  final  payment  due
         September, 2004, collateralized by 2000 Chevrolet Impala.                    22,955

         Total long-term debt                                                      5,473,375
         Less current maturities                                                     299,686
                                                                                  ----------

         Long-term debt, net of current maturities                                $5,173,689
                                                                                  ----------


         Maturities of long-term debt for the 10 months ending December 31, 2000 and the five years following are as follows:

             December 31,                                                           Amount
             ------------                                                           ------
                2000 (ten months)                                                 $  290,138
                2001                                                                 293,416
                2002                                                                 335,192
                2003                                                                 831,745
                2004                                                                110, 780
                2005                                                                  32,759
              Thereafter                                                           3,579,345
                                                                                  ----------
                                                                                  $5,473,375


                         (Continued on following page)

NYSTROM & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS


                            TEMECULA VALLEY INN, INC.

                        NOTES TO THE FINANCIAL STATEMENTS

                                FEBRUARY 29, 2000

NOTE 3   CAPITAL LEASE

         The Company leases furniture and equipment, building improvements and land improvements from a leasing company under a capital lease. The economic substance of the lease is that the Company is financing the acquisition of the assets through the lease, and accordingly, it is recorded in the Company's assets and liabilities.

             Land improvements                                       $   43,347
             Building improvements                                      256,514
             Furniture and equipment                                    984,430
                                                                        -------
                                                                      1,284,291

             Less accumulated depreciation                              181,067
                                                                        -------
                                                                     $1,103,224

         The lease agreement contains a bargain purchase option at the end of the lease term.

         The following is a schedule of future minimum lease payments required under the lease together with their net present value as of February 29, 2000:

             December 31.                                         Amount
             -----------                                        ---------
                2000 (ten months)                              $  318,977
                2001                                              345,600
                2002                                              345,600
                2003                                              345,600
                2004                                              79, 368
              Thereafter                                                -
                                                               ----------

         Total minimum lease payments                           1,435,145
         Amount representing interest                            (356,668)

         Present value of net minimum lease payments            1,078,477
         Current portion                                         (188,149)
                                                               ----------

         Long-term capital lease obligation                    $  890,328
                                                               ----------


                          (Continued on following page)

NYSTROM 8 COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

                            TEMECULA VALLEY INN, INC.
                        NOTES TO THE FINANCIAL STATEMENTS

                                FEBRUARY 29, 2000

NOTE 4   SUBSEQUENT EVENTS

         On March 22, 2000 the Company entered into a consulting agreement to acquire a shell corporation with the intent of taking the Company public.

TABLE OF CONTENTS
-----------------




INDEPENDENT AUDITORS REPORT                                     F-1
ASSETS                                                          F-2
LIABILITIES AND STOCKHOLDERS' EQUITY                            F-3
STATEMENT OF OPERATIONS                                         F-4
STATEMENT OF STOCKHOLDERS' EQUITY                               F-5
STATEMENT OF CASH FLOWS                                         F-6
NOTES TO FINANCIAL STATEMENTS                                F-7-10

                              SUPREME HOSPITALITY
                           (Formerly RICHWOOD, INC.)
                           (Formerly GRUBSTAKE, INC.)
                         (A Development State Company)


                              FINANCIAL STATEMENTS
                                 April 29, 2000
                               December 31, 1999
                               December 31, 1998

                            BARRY L. FRIEDMAN, P.C.
                          Certified Public Accountant

1582TULITA DRIVE                                          OFFICE (702) 361-8414
LAS VEGAS, NEVADA 89123                                   FAX NO. (702) 896-0278



                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

Board of Directors                                                  May 22, 2000
SUPREME HOSPITALITY
Temecula, California


I have audited the accompanying Balance Sheets of SUPREME HOSPITALITY, (Formerly RICHWOOD, INC.), Formerly GRUBSTAKE, INC.), (a Development Stage Company) as of April 29, 2000, December 31, 1999, and December 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the period January 1, 2000 to April 29, 2000, and the two years ended December 31, 1999, and December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SUPREME HOSPITALITY, (Formerly RICHWOOD, INC.), Formerly GRUBSTAKE, INC.), (a Development Stage Company) as of April 29, 2000, December 31, 1999, and December 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the period January 1, 2000 to April 29, 2000, and the two years ended December 31, 1999, and December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is described in Note #5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Barry L. Friedman
Certified Public Accountant

                               SUPREME HOSPITALITY
                            (Formerly RICHWOOD, INC.)
                           (Formerly GRUBSTAKE, INC.)
                         (A Development State Company)



                                 BALANCE SHEET
                                 -------------

                                     ASSETS
                                     ------

                                        April         December       December
                                        29, 2000      31, 1999       31, 1998
                                        --------      --------       --------

CURRENT ASSETS                          $      0      $      0       $      0
TOTAL CURRENT ASSETS                    $      0      $      0       $      0
OTHER ASSETS                            $      0      $      0       $      0
TOTAL OTHER ASSETS                      $      0      $      0       $      0

TOTAL ASSETS                            $      0      $      0       $      0

The accompanying notes are an integral part of these financial statements.

                               SUPREME HOSPITALITY
                            (Formerly RICHWOOD, INC.)
                           (Formerly GRUBSTAKE, INC.)
                         (A Development State Company)


                                 BALANCE SHEET
                                 -------------

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

                                              April         December    December
                                              29, 2000      31, 1999    31, 1998

CURRENT LIABILITIES
     Officers' advances (Note #8)             $     425     $    225    $    170
                                              ---------     --------    --------

TOTAL CURRENT LIABILITIES
STOCKHOLDERS' EQUITY (Note #4)
     Preferred stock
     Par value $0.0001
     Authorized 1,000,000
     Issued and outstanding
     April 29, 2000-None                      $       0

Common stock
No par value
Authorized 25,000 shares
Issued and outstanding at
December 31, 1998-
25,000 shares                                                           $  2,500

December 31, 1999-
25,000 shares                                               $  2,500

Common stock
Par value $0.0001
Authorized 50,000 shares
Issued and outstanding at
April 29, 2000-
1,000,000 shares                                    100

Additional Paid-In Capital                        2,400            0           0
Deficit accumulated during
the development stage                            -2,925       -2,755      -2,670
                                              ---------     --------    --------

TOTAL STOCKHOLDERS' EQUITY                    $    -425     $   -255    $   -170
                                              ---------     --------    --------

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                          $       0     $      0    $      0
                                              ---------     --------    --------










The accompanying notes are an integral part of these financial statements.

                               SUPREME HOSPITALITY
                            (Formerly RICHWOOD, INC.)
                           (Formerly GRUBSTAKE, INC.)
                         (A Development State Company)



                            STATEMENT OF OPERATIONS
                            -----------------------


                            Jan. 1,     Year        Year       Nov. 10, 1997
                            2000 to,    Ended       Ended      (Inception)
                            Apr. 29,    Dec. 31,    Dec. 31,   to Apr. 29,
                            2000        1999        1998       2000
                            ----        ----        ----       ----


INCOME                      $        0  $        0  $       0  $       0
                            ----------  ----------  ---------  ---------
Revenue

EXPENSES
   General, Selling and
   Administrative           $      170  $       85  $   2,670  $   2,925
                            --------------------------------------------
   TOTAL EXPENSES           $      170  $       85  $   2,670  $   2,925
NET PROFIT/LOSS(-)          $     -170  $      -85  $  -2,670  $  -2,925
Net Loss per share-
Basic and diluted
(Note #2)                   $    -0002  $   -.0001  $  -.0027  $  -.0029

Weighted average
Number of common
shares outstanding           1,000,000   1,000,000  1,000,000  1,000,000
                             ---------   ---------  ---------  ---------









The accompanying notes are an integral part of these financial statements.

                               SUPREME HOSPITALITY
                            (Formerly RICHWOOD, INC.)
                           (Formerly GRUBSTAKE, INC.)
                         (A Development State Company)



                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  --------------------------------------------


                                           Additional     Accumu-
                         Common Stock      paid-in         lated
                       Shares    Amount    Capital        Deficit
                       ------    ------    ----------     -------


December 1, 1998
Issued for Cash        25,000   $  2,500   $       0

Net loss year ended
December 31, 1998                                         $ -2,670
                      -------   --------   ---------      --------
Balance
December 31, 1998      25,000   $  2,500   $       0      $ -2,670

Net loss year ended
December 31, 1999                                              -85
                      -------   --------   ---------      --------

Balance
December 31, 1999     25,000   $  2,500    $       0      $ -2,755
                     -------   --------    ---------      --------

April 17, 2000
Changed Par Value                -2,498      +2,498

April 17, 2000
Forward Stock Split
40 for 1             975,000        +98         -98



Net Loss
January 1, 2000 to
April 29, 2000
                     -------   --------    ---------      --------

Balance,
April 29, 2000     1,000,000   $    100    $   2,400      $ -2,925
                   ---------   --------    ---------      --------









The accompanying notes are an integral part of these financial statements.

                               SUPREME HOSPITALITY
                            (Formerly RICHWOOD, INC.)
                           (Formerly GRUBSTAKE, INC.)
                         (A Development State Company)



                            Jan. 1,     Year        Year       Nov. 10, 1997
                            2000 to,    Ended       Ended      (Inception)
                            Apr. 29,    Dec. 31,    Dec. 31,   to Apr. 29,
                            2000        1999        1998       2000
                            ----        ----        ----       ----


Cash Flows from
Operating Activities
Net Loss                   $    -170   $     -85    $  -2,670  $  -2,925

Adjustment to
Reconcile net loss
To net cash provided
by operating
Activities

Changes in assets and
 Liabilities

     Officers' Advances          170         +85         +170       +425
                           ---------   ---------    ---------  ---------

Net cash used in
Operating activities       $       0   $       0    $  -2,500  $  -2,500

Cash Flows from
Investing Activities               0           0            0          0

Cash Flows from
Financing Activities
     Issuance of Common
     Stock for Cash                0           0       +2,500     +2,500

Net Increase (decrease)    $       0   $       0    $       0  $       0

Cash,
Beginning of period                0           0            0          0
                           ---------   ---------    ---------  ---------

Cash, End of Period        $       0   $       0    $       0  $       0
                           ---------   ---------    ---------  ---------


The accompanying notes are an integral part of these financial statements.

                              SUPREME HOSPITALITY
                            (Formerly RICHWOOD, INC.)
                           (Formerly GRUBSTAKE, INC.)
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
            April 29, 2000, December 31, 1999, and December 31, 1998

NOTE 1-HISTORY AND ORGANIZATION OF THE COMPANY

         The Company was organized November 10, 1997, under the laws of the State of Nevada as GRUBSTAKE, INC. The Company currently has no operations and in accordance with SFAS #7, is considered a development company. On December 1, 1998, the Company changed its name to RICHWOOD, INC. On April 17, 2000, the Company changed its name to SUPREME HOSPITALITY.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Accounting Method
         -----------------

         The Company records income and expenses on the accrual method.

         Estimates
         -----------

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from estimates.

         Cash and Equivalents
         --------------------

         The Company maintains a cash balance in a non-interest-bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. `there are no cash equivalents as of April 29, 2000.

         Income Taxes
         ------------

         Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) " Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

                               SUPREME HOSPITALITY
                            (Formerly RICHWOOD, INC.)
                           (Formerly GRUBSTAKE, Inc.)
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

            April 29, 2000, December 31, 1999, and December 31, 1998

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Reporting on Costs of Start-Up Activities
-----------------------------------------

Loss Per Share
--------------

Year End
--------

Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities" which provides guidance on the financial reporting of start-up costs and organization costs. It requires most costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the company's financial statements.

Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilative common stock equivalents had been converted to common stock. As of April 29, 2000, the Company had no dilative common stock equivalents such as stock options.

The Company has selected December 31, as its fiscal year-end.

NOTE 3- INCOME TAXES
--------------------

There is no provision for income taxes for the period ended April 29, 2000, due to the net loss and no state income tax in Nevada, the state of the Company's domicile and operations. The Company's total deferred tax asset as of December 31, 1999 is as follows:

Net operation loss carry forward            $2,755
Valuation allowance                         $2,755

Net deferred tax asset                      $    0

The federal net operating loss carry forward will expire between 2018 and 2019.

This carry forward may be limited upon the consummation of a business combination under IRC Section 381.

                              SUPREME HOSPITALITY
                            (Formerly RICHWOOD, INC.)
                           (Formerly GRUBSTAKE, INC.)
                         (A Development State Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    -----------------------------------------
            April 29, 2000, December 31, 1999, and December 31, 1998


NOTE 4-STOCKHOLDERS' EQUITY

         Common Stock
         ------------

         The authorized common stock of the corporation consists of 50,000,000 shares with a par value $0.0001 per share.

         Preferred Stock
         ---------------

         SUPREME HOSPITALITY has 1,000,000 shares of preferred stock, with a par value of $.0001.

         On December 1, 1998, the Company issued 25,000 shares of its no par value common stock for cash of $2,500.00.

         On October 25, 1999, the State of Nevada approved the Company's restated Articles of Incorporation, which increased its capitalization from 25,000 common shares to 50,000,000 common shares, and changed the par value from no par value to $0.0001.

         On April 17, 2000, the Company approved a forward stock split on the basis of 40 for 1, thus increasing the common stock from 25,000 shares 1,000,000 shares.

NOTE 5-GOING CONCERN

         The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern.

NOTE 6-WARRANTS AND OPTIONS

         There are no warrants or options outstanding to acquire any additional shares of common or preferred stock.

                               SUPREME HOSPITALITY
                            (Formerly RICHWOOD, INC.)
                           (Formerly GRUBSTAKE, INC.)
                         (A Development State Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    -----------------------------------------
            April 29, 2000, December 31, 1999, and December 31, 1998

NOTE 7-RELATED PARTY TRANSACTIONS

         The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 8-OFFICERS ADVANCES

         While the Company is seeking additional capital through a merger with an existing company, an officer of the Company has advanced funds on behalf of the Company to pay for any costs incurred by it. These funds are interest free.

NOTE 9-SUBSEQUENT EVENTS (UNAUDITED)

         On April 30, 2000, the Company bought 100% of the issued and outstanding shares of Temecula Valley Inn, Inc., a Nevada corporation, such that Temecula Valley Inn, Inc., a Nevada corporation shall become a wholly owned subsidiary of SUPREME HOSPITALITY, a Nevada corporation, for 9,000,000 common shares of SUPREME HOSPITALITY. Temecula Valley Inn, Inc. owns a ninety-room hotel in Temecula, California. This transaction is valued a $5,592,823, which represents the net total assets of Temecula Valley Inn, Inc., as of February 29, 2000 and

PART III

Item 1.      Index to Exhibits.

Exhibit 1.   Articles of Incorporation.

Exhibit 2.   Amendment to Articles of Incorporation.

Exhibit 3.   Bylaws.

Exhibit 4.   Resolution of Board of Directors.

Exhibit 5.   Agreement for the Exchange of Common Stock.

ITEM 2.      Description of Exhibits.


                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Supreme Hospitality
                                            -------------------
                                                (Registrant)

Date:  June 11, 2000                        By:  /s/  Larry W. Lang
                                            ----------------------------------
                                                      Larry W. Lang, President

                                                                       EXHIBIT 1

                                   ARTICLES OF
                                  INCORPORATION

                                       of
                               SUPREME HOSPITALITY

                            (Formerly Richwood, Inc.)
                           (Formerly Grubstake, Inc.)


THE UNDERSIGNED, of the age of twenty-one or over, for the purpose of forming a corporation pursuant to Nevada revised statutes, Section 78.030 through 78.03 5 do hereby execute the following Certificate of Incorporation:

         FIRST: The name of the Corporation is: SUPREME HOSPITALITY (Formerly RICHWOOD, INC.) (Formerly GRUBSTAKE,, INC.)

         SECOND: This Corporation is to issue shares with no par value per share. The total number of shares that may be issued by the Corporation is 25,000.

         THIRD: The Corporation may vest authority in the Board of Directors to fix and determine if the Corporation is to issue more than one or any class of stock, as provided by NRS 78.195.

         FOURTH: The number of Directors constituting the initial Board of Directors shall be 1 and the names and addresses of the Directors are as follows:

NAME                              ADDRESS
Anne Angell      3020 West Charleston Boulevard, Las Vegas, NV 89102

         FIFTH: The capital stock shall not be subject to assessment to pay the debts of the Corporation and no stock issued as fully paid-up shall ever be assessable or assessed.

         SIXTH.: The names and addresses of the Incorporators are as follows:

NAME                              ADDRESS

Anne Angell      3020 West Charleston Boulevard, Las Vegas, NV 89102


         SEVENTH: The duration of the Corporation shall be for a term of unlimited year.

         EIGHTH: The directors or officers of the Corporation, Frances Brush Ruggieri are to have eliminated personal liability for damages for breach of fiduciary duty as directors or officers except acts or omissions which involves:

a) intentional misconduct, fraud of a knowing violation of law or

b) the payment of dividends in violation of NRS 78.300.

         NINTH: The address and name of the resident agent is:

NAME                                  ADDRESS
Navada Legal Forms     3020 West Charleston Blvd.
                       Las Vegas Nevada, 89102

         TENTH: The effective date of the Certificate of Incorporation shall be upon filing.

         ELEVENTH The purpose or purposes for which the Corporation is organized are:

To engage in any lawful act or activity for which corporations may be organized. To represent vendors, manufacturers, importers, sellers, dealers of any kind for the purpose of to sell, distribute, advertise, import, export their product to all trades in all territories in the world. To purchase, take, receive, subscribe for, or otherwise acquire, buy; sell, exchange, grow, produce, manufacture, process, market, export, import, handle, store, distribute, own, hold, vote, use, employ, sell, mortgage, store, distribute and otherwise deal in any and all articles of any of all different products, both at wholesale and retail, and acquire, construct, maintain, operate, buy, sell, lend, pledge, and deal in and with stores selling such goods, wares and merchandise. to acquire, construct, establish, maintain, operate or sell or dispose of any factories, plants, warehouses, machinery and equipment, markets, stores, depots and gathering and delivery routes and systems for such purpose in any state of the United States of America or the District of Columbia or any foreign country

To engage in the business of bottling all foods, liquids, liquors, beverages, and fluids that may legally be possessed, bottled and sold, to sell and distribute such food and drinks when bottled; to purchase or manufacture such food, liquors, or both; to manufacture, buy, sell, import, and export, such bottled foods, liquids, and liquors and the bottles in which they are contained as well as the case necessary to hold such bottles in distribution

To generally deal in any and all articles of food, food products, household products, groceries, dairy products, wines, liquors, beverages of all kind, meat and meat products, vegetables and vegetable products, provisions, produce, poultry, fish, game, and food supplies of all kind, both at wholesale and retail, and any other articles

To manufacture, process, purchase, sell, and generally trade and deal in and with goods, commodities, wares, and merchandise of every kind, nature and description; to produce, raise, grow, process, and deal in and with any product of every nature, whether products of plants, animals or trees; to produce, raise, catch, cake, process, and deal in and with fish, sea foods, and maritime products of every nature; to produce, raise, grow, cut, process, and deal in and with timber and forest products of every nature; to extract, mine for, process, and deal in and with mineral products of every nature; to own, operate and carry on a transportation business as a private, contract, or common carrier by any means of transportation whatsoever; to engage and participate in any mercantile, manufacturing, industrial, trading, agricultural, fishing, lumbering, maritime, mining, oil mining, or mineral extractive, or transportation. Business of any kind or character whatsoever; to build, equip, and operate any buildings, apartment houses, structures, condominiums, factories, warehouses, or facilities, either for its own use and occupancy or for renting, leasing, letting, and operating to others; and to do any and every act or acts, thing or things necessary or incident to, growing out of, or connected with the usual conduct of such businesses, or any of them, or of any part of parts thereof, for the accomplishment of arty of such purposes.

         Primarily to purchase, own, and hold the stock of other corporations, and to do every act and thing covered generally by the domination "holding corporation," and especially to direct the operations of their corporations through the ownership of stock therein; to purchase, subscribe for, acquire, own, hold, sell exchange, assign, transfer, create security interests in, pledge or otherwise dispose of shares or voting trust certificates, for shares of the capital stock or any bonds, notes, securities, or evidences of indebtedness, created by state or district or country, nation, or government and also bonds or evidences or indebtedness of the United States or of any state, district, territory, dependency or country or nation, or government and also bonds or evidences or indebtedness of the United States of any state, district, territory, dependency or country or subdivision or municipality thereof to issue in exchange therefore shares of the capital stock, bonds, notes, or other obligations of the Corporation and while the owner thereof to exercise all the rights, powers, and privileges of ownership including the right to vote on any shares of stock or voting trust certificates so owned; to promote. lend money to, and guarantee the dividends, stocks, bonds, notes, evidences of indebtedness, contracts, or other obligations, of and otherwise aid in any manner which shall be lawful, any corporation or association of which any bonds, stocks, voting trust certificates, or other securities or evidences of indebtedness shall by or for this corporation, or in which, or in the welfare of which, this Corporation shall stave any interest, and to do any acts and things permitted by law and designed to protect, preserve, improve, or enhance the value of any such bonds, stocks, or other securities of evidences of indebtedness or the property of this Corporation.

         To erect, construct, establish, purchase, lease, and otherwise acquire, and to hold, use, equip, outfit, supply, service, maintain, operate, sell, and otherwise dispose of, restaurants, inns, taverns, cafes, cafeterias, grills, automats, buffets, diners, delicatessens, lunch rooms, coffee shops, luncheonettes, ice cream parlors, milk bars, candy stores, soda fountains, bakeries, kitchens, bars, saloons, cocktail lounges, banquet halls, catering establishments, concessions, and other eating and drinking places and establishments of every kind and description, and checkrooms. newsstands, and cigar, cigarette, arid tobacco stands and stores, and generally to conduct the business of restauranteurs, caterers, innkeepers, tobacconists, balers, butchers, cooks, concessionaires, and purveyors, suppliers, preparers, servers, and dispensers of food and drink, and to engage in all activities to render all services, and to buy, sell, use, handle, and deal in all fixtures, machinery, apparatus, equipment, accessories, tools, materials, products, and merchandise incidental or related thereto, or of use therein.

         To manufacture, produce, treat, purchase, and otherwise acquire, cook, bake, and otherwise prepare, can, bottle, and otherwise package, and exchange, distribute, sell and otherwise dispose of, handle, market, store, import, export, drat and trade in and with confections, extracts, syrups, food, and food products of every kind and description, coffee, tea, cocoa, wines, liquors, ale, beer, sodas; and other drinks and beverages of every kind and description, ice cubes, crushed and block ice, cigars, cigarettes, tobacco, and smoking supplies; and products, books, newspapers, magazines, and other publications, and all similar, kindred, and allied articles, products and merchandise.

         To acquire, by purchase, take, receive, lease, own, hold, improve, use, exchange, or otherwise, all or any part of or any interest in, the properties, assets, business, and goodwill of any one or more persons, firms, associations. or corporations, heretofore or hereafter engaged in any business for which a corporation may now or hereafter be organized under the laws of this state; to pay fur the same in cash, property, or its own To !end money and use its credit to assist its employees. To lend money for its corporate purposes, invest and reinvest its fund, and take and hold real and personal property as security for the payment of funds so loaned or invested.

         To carry on its operations and conduct business in any state, in the District of Columbia, and in any territory, dependency, or possession of the United States, and in any foreign country

         To act for itself or others and represent others in the development, promotion, exploitation, and marketing of new devices and ideas with respect to any merchantable product and for such purpose to engage in arty advertising, circularization, and all ocher lawful means of public education adopted to that end.

         To purchase, hold, cancel, reissue, sell, exchange, transfer, or otherwise deaf in its own shares from time to time to such an extent and in such manner and upon such terms as the Board of Directors of the Corporation shall determine; provided that this Corporation shall determine; provided that this Corporation shall not use its funds or property for the purchase of its own shares when such use would cause any impairment of its capital, except to the extent permitted by law, and provided further that shares of the Corporation belonging to it shall not be voted upon directly or indirect. To invest and deal with the funds of this Corporation in any manner, and to acquire by purchase or otherwise the stocks, bonds, notes, debentures, and other securities and obligations of any government, state, municipality, corporation, association, or partnership, domestic or foreign and; while owner of any such securities or obligations, to exercise all the right to vote thereon for any and all purposes.

          To sue and be sued, complain and defend, in its Corporate name.

         Nothing contained in this Certificate of incorporation shall be deemed to authorize or permit this Corporation to carry on any business, or to exercise any power, or to do any act which a corporation formed under the Business Corporation law of this State may not at the time lawfully carry on or do.

         To borrow money at such rates of interest as the Corporation may determine and contract debts; to make, issue, and dispose of bonds, debentures, issue and dispose of notes and other obligations, secured or unsecured; and to make arty lawful contract of guaranty, surety-ship or of any kind whatsoever, in connection with, or in aid of, any corporation or other organizations any of whose securities this Corporation owns or in which this Corporation has an interest; to secure contracts, obligations, and liabilities of any thereof, in whole or in part, by mortgagee, deed of trust, creation of security interests in, pledge, or other lien, upon any or all of the property of this Corporation wheresoever situated, acquired or to be acquired

         To pay pensions and establish pension plans, pension trusts, profit sharing plans, stock bonus plans and other incentive plans for any or all of its directors, officers, and employees. To be a promoter, partner, member/associate, or manager of any partnership, joint venture, trust or other enterprise.

         To have and exercise all powers necessary or convenient to effect its purposes.

         To elect or appoint officers and agents of the corporation and define their duties and fix their compensation To organize or cause to be organized under the laws of any state of the United States, or of the District of Columbia, or of any territory, dependency or possession of the United States, or of any foreign country, a corporation or corporations for the purpose of transacting, promoting, or carrying on any and all of the objects or purposes for which this Corporation is organized, and to dissolve, wind up, and liquidate, merger or consolidate and such corporation or corporations or to cause the same to be dissolved, wound up, liquidated, merged or consolidated

         Nothing contained in this Certificate of Incorporation shall be deemed to authorize or permit, this corporation to carry on any business, or to exercise any power, or to do any act which a corporation formed under the Corporation Laws of this State may not at the time carry on or lawfully do.

                                INCORPORATOR PAGE

         TWELFTH: 111270 A Corporate notary acknowledgment as follows Name and address of each of the incorporators signing the articles

NAME                                ADDRESS

Anne Angell           3020 West Charleston Boulevard, Las Vegas, NV 89102


         IN WITNESS WHEREOF, the undersigned Incorporator has executed these Articles of Incorporation this 30th day of October, 1997.


--------------------

Signature of Incorporator

         On this 30th day of October, 1997, personally app, fired before me, a Notary Public, Anne Angell, who acknowledged to me that she executed the foregoing Articles of Incorporation of GRUBSTAKE, INC.

                                  Notary Signature

                                  NOTARY PUBLIC

                                  STATE OF NEVADA

                                  County Clerk

                                  Eleanor June Engebretson

NOV 10 1997

                    CERTIFICATE OF ACCEPTANCE OF APPOINTMENT
                    BY RESIDENT AGENT FOR SERVICE OF PROCESS

IN THE MATTER OF SUPREME HOSPITALITY

         I, Nevada Legal Forms, Inc., hereby certify that on the 30th day of October, 1997, 1 accepted the appointment as Resident Agent for Service of Process.

         FURTHERMORE, that the office for the agent of service of process in this state is located at 3020 West Charleston Boulevard, City of Las Vegas County of Clark State of Nevada, Zip Code 89102

         IN WITNESS WHEREOF, I have hereunto set my hand this 30th day of October 1997.




Dean Heller
-----------
Dean Heller


Secretary of State
STATE OF NEVADA

ARTICLES OF INCORPORATION
 STATE OF NEVADA
Secretary of State
Filed November 10, 1997

Name of Corporation:  Supreme Hospitality (Formerly Richwood, Inc.)
                                          (Formerly Grubstake, Inc.)

Resident Agent:  Nevada Legal Forms & Books, Inc.
                 3020 West Charleston Blvd.
                 Las Vegas, NV., 89102

Number of Shares the corporation is authorized to issue:

50,000,000 Common
 1,000,000 Preferred

Governing Board shall be styled as Directors.
Board of Directors shall consist of 1 member, Larry W. Lang.

Signature of Incorporators: The names and address of each Incorporator signing the articles:

/s/ Larry W. Lang
-----------------------
41919 Skywood Drive
Temecula, CA 92591-1877

                                                                       Exhibit 2

                     Amendment to Articles of Incorporation.

CERTIFICATE AMENDING ARTICLES OF INCORPORATION


The undersigned, being the President and Secretary of Supreme Hospitality, a Nevada corporation, hereby certifies that a majority vote of the Board of Directors and majority vote of stockholders at a meeting held on April 17, 2000 this certificate amending articles of incorporation be filed.

The undersigned further certifies that the original Articles of Incorporation of Supreme Hospitality were filed with the Secretary of State of Nevada on the 10th day of November, 1997. The undersigned further certifies that ARTICLE SECOND of the Articles of Incorporation filed on the 10th Day of November, 1997, herein is amended to read follows:

ARTICLE SECOND

That the total number of shares to be issued by the Corporation is Fifty Million (50,000,000) Common with a par value of one hundredth of a cent ($0.0001) and one million preferred with a par value of one hundredth of a cent ($0.0001).

The undersigned hereby certifies that they have on this 17th day of April, 2000, executed this Certificate Amending the original Articles of Incorporation heretofore filed with Secretary of State of Nevada.

/s/  Larry W. Lang, President
-----------------------------
     Larry W. Lang, President

/s/  Larry W. Lang, Secretary
-----------------------------
     Larry W. Lang, President

              CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
                (Before Payment of Capital or Issuance of Stock)


 Anne Angell                    and name of incorporator a director certify that
------------

         1. They constitute at least two-thirds of the original incorporators or of the directors of

GRUBSTAKE, INC. a Nevada Corporation.
----------------

         2. The original Articles were filed in the Office of the Secretary of State on 11-10-97
                  --------

         3. As of the date of this certificate, no stock of the corporation has been issued.

         4. They hereby adopt the following amendments to the articles of incorporation of this corporation:

Article     FIRST        is amended to read as follows:
            ------

The Name of the Corporation is RICHWOOD, INC.

                                                signing with a power of attorney

State of Nevada
County of Clark

On November 30, 1998, personally appeared before me, a Notary Public. Richard L. Angell, who acknowledged that they executed the above instrument.

RECEIVED
                                 County of Clark

                                  Signature of Notary

SECRETARY of STATE

                           CERTIFICATE OF AMENDMENT OF

                            ARTICLES OF INCORPORATION
                        After First Meeting of Directors

                                 RICHWOOD, INC.
                               Name of Corporation

         We the undersigned president or vice president ANNE ANGELL and; (secretary of assistance secretary) ANNE ANGELL of (name of corporation) RICHWOOD, INC. do hereby certify:

         That the public officers or other persons, if any, required by the articles have approved the amendment. The vote of the members (if there are members) and directors by which the amendment was adopted is as follows: members, and directors 1.

         They hereby adopt the following amendment(s) to the articles of incorporation. Article number(s) FIRST (1) AND SECOND (2) is/are amended to read as follows:

         FIRST: The name of the corporation is SUPREME HOSPITALITY and;

         SECOND: This corporation is to issue shares with $ 0.0001 par value. The total number of shares that may be issued by the corporation is 50,000,000 common and 1,000,000 preferred shares of stock.

         The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 100%; and that said change(s) and amendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.

                                               President or Vice  President

                                               Secretary or Assistant Secretary

STATE OF NEVADA               )
                              )ss
COUNTY OF CLARK               )

         On APRIL 17, 2000, personally appeared before me, a Notary Public, ANNE ANGELL who acknowledged that they executed the above instrument.

                         Notary Public of State of NV
                                 County of Clark

                          CARRIE JOHNSON        Notary Public

                    My Appointment Expires
         February 12, 2004

                      RESOLUTION OF THE BOARD OF DIRECTORS

                                       OF

                                 RICHWOOD, INC.

                              A Nevada Corporation

         Upon a duly made, seconded and unanimously adopted motion, the Board of Directors of this Corporation adopted the following resolution:

         BE IT RESOLVED; THAT I, Anne Angell hereby appoint Larry Lang as a director of this corporation.

         The undersigned, Anne Angell, certifies that I am the duly appointed Secretary of Richwood, Inc. and that the above is a true and correct copy of resolutions duly adopted at a meeting of the Directors thereof, convened and held in accordance with law and the Bylaws of said Corporation, and that such resolution is now in full force and effect.

         IN WITNESS THEREOF, I have aimed my name as Secretary of Richwood, Inc.

Dated as of April 17, 2000

                             Anne Angell, Secretary

                             RESIGNATION OF DIRECTOR

         I, Anne Angell, a member of the Board of Directors of Richwood, Inc., a corporation formed under the laws of the State of Nevada, hereby tender and submit my resignation a member of the Board of Directors to be effective immediately on the April17, 2000.

Anne Angell, Director

                             GENERAL POWER ATTORNEY

KNOW ALL MEN BY THESE PRESENTS:

         That I, ANNE ANGELL, hereinafter called "Grantor", 5060 Park Street Las Vegas, Nevada 89129, have made constituted and appointed and by these presents do make, constitute and appoint; RICHARD L. ANGELL, hereinafter called "Appointee", my _______ (Set forth description of relationship); of 5060 Park Street, Las Vegas, Nevada 89129, my true and lawful attorney, for me and in my name, place and stead, and for my use and benefit, to ask demand, sue for, recover, collect and receive all such sums of money, debts, dues, accounts, legacies, bequests, interests, dividends, annuities and demands whatsoever as are now, or shall hereafter become due, owing, payable or belonging to me, and have, use and take all lawful ways and means in my name or otherwise for the recovery thereof, by attachments, arrests, distress or otherwise, and to compromise and agree for be same, and acquittance or other sufficient discharges for the same, for me and in my name, to make, seal and deliver; to bargain, contract, agree for, purchase, receive, and take lands, tenements, hereditaments and accept the seizing and possession of all lands and all deeds and other assurances in the law therefore, and to lease, let, demise, bargain, sell, remise, release, convey, mortgage and hypothecate lands, tenements and hereditaments upon such terms and conditions, and under such covenants, as __ he shall think fit.

Also, to bargain and agree for, buy, sell, mortgage, hypothecate and in any and every way and manner deal in and with goods, ware and merchandise, chooses in action and other property in possession or in action, and to make, do, and transact all and every kind of business of whatever nature or whatsoever, and also for me and in my name and as my act and deed, to sign, seal, execute, deliver and acknowledge such deeds, leases and assignments of leases, convenants, indentures, agreements, mortgages, hypothecation, bottomries, charter-parties, bill of lading, bills, bonds, notes, stock certificates, drafts and checks, receipts, evidence of debts, releases and satisfaction of mortgages, judgment and other debts, and such other instruments in writing of whatever find and nature as may be necessary or proper in the premises.

Giving and granting unto my said attorney full power and authority to do and perform all and every act and thing whatsoever required and necessary to be done in and about the premises, as fully to all intents and purposes as I might or could do if personally present with full power of substitution or revocation, hereby ratifying and confirming all that my said attorney, or h__ substitute or substitutes, she lawfully do or cause to be done by virtue of these presents. This power of Attorney is not affected by the subsequent disability of the principal.

I hereby agree to accept the appointment as attorney-in-fact, pursuant to the foregoing Power of Attorney.

Richard Angell
--------------
Appointee's Signature

In Witness Whereof, I/We have hereunto set my hand/or hands this __ day of _____, 19__.

ANN ANGELL
----------
Signature of Grantor

STATE OF NEVADA
COUNTY OF CLARK

 On this 19 day of November, 1998.
 Personally appeared before me, a Notary Public.
 Anne Angell.

                               MINUTES OF SPECIAL
                           BOARD OF DIRECTORS MEETING

                                       OF

                                 RICHWOOD, INC.

                              A Nevada corporation

         A special meeting of the Board of Directors of Richwood, Inc. was held on April 17, 2000, at 2:00 P.M., at 3020 West Charleston Boulevard, in the City of Las Vegas, in the State of Nevada.

         The following director(s) was/were present and participated in the meeting, being all the directors:

                         Anne Angell, outgoing Director
                          Larry Lang, incoming Director

         Also present was:

                         Anne Angell, outgoing President
                      Anne Angell, outgoing Vice-President
                         Anne Angell, outgoing Secretary
                         Anne Angell, outgoing Treasurer
                         Larry Lang, incoming President
                       Larry Lang, incoming Vice-President
                         Larry Lang, incoming Secretary
                         Larry Lang, incoming Treasurer

being all the officers of the corporation.

         Larry Lang, incoming President of the Corporation, acted as Chairman of the meeting, and Larry Lang, incoming Secretary of the Corporation, acted as Secretary of the meeting.

         The Secretary of the meeting, presented a waiver of notice of the meeting, signed by all the Directors, and was directed to file the waiver of notice with the meeting minutes.

         The Chairman announced that a quorum of the directors was present, and that the meeting, having been duly convened, was ready to proceed with its business.

         The minutes of the meeting of the Directors held on March 2, 2000, were read and approved, and reports of the officers reviewed. There being no discussion, upon motion duly made, seconded and carried, all actions undertaken by the Officers since the last Meeting were ratified and approved unconditionally by the Board. The meeting then moved on to future business.

         Upon motion duly made, seconded and carried, the following resolutions were adopted:

         RESOLVED, that the directors accept the resolution for amending the Articles of Incorporation to change the name of the Corporation from Richwood, Inc. Supreme Hospitality,

         RESOLVED that the directors accept the resolution for amending the second article of the Articles of Incorporation to read "This corporation is to issue shares with $0.0001 par value. The total number of shares that may be issued by the corporation is 50,000,000 common and 1,000,000 preferred shares of stock."

         RESOLVED to forward split the company's issued common stock 40 to one.

         RESOLVED, that the resignations of Anne Angell, as outgoing President, Anne Angell, as outgoing Vice-President, Anne Angell, as outgoing Secretary, and Anne Angell, as outgoing Treasurer be and are accepted and further,

         RESOLVED, that the replacing of Anne Angell with Larry Lang as the new President, the replacing of Anne Angell with Larry Lang as the new Vice-President, the replacing of Anne Angell with Larry Lang as the new Secretary, and the replacing of Anne Angell with Larry Lang as the new Treasurer of Richwood, Inc., is accepted.

         RESOLVED, that all expenses incurred by Directors who attended this corporate special meeting, including transportation, food, lodging and incidentals shall be reimbursed by the Treasurer upon presentation of an expense statement and paid receipts.

         Any attached resolutions were then presented to the meeting, and the directors took the appropriate actions.

There being no further business to be transacted, upon motion duly made, seconded and carried, the meeting was adjourned.

                            Larry W. Lang, Secretary

         I (We) the undersigned Director(s) of Richwood, Inc. hereby approve the contents of the foregoing minutes from the meeting held on April 17, 2000.

                             -----------------------
                             Larry W. Lang, Director

         PROFIT ANNUAL LIST OF OFFICERS, DIRECTORS AND RESIDENT AGENT OF FILE NUMBER

         SUPREME HOSPITALITY

A Nevada Corporation
  ------

The corporation's duly appointed resident agent in the State of Nevada upon whom process can be served is:

Nevada Legal Forms & Books,  Inc.,  3020 West  Charleston  Blvd.,  Las Vegas, NV
89102.

If agent information has changed, please see attached instructions on how to obtain the appropriate form.

Important:  Read instructions before completing and returning this form.

1. Print or type names and addresses, either residence or business for the officers and directors. A president, secretary, treasurer and at least one director must be named. Have an officer sign this form. FORM WILL BE RETURNED IF UNSIGNED.

2.   If there are additional directors attach a list of them to this form.

3. Return the completed form with the 96 filing fee. A $15 penalty must be added for failure to file this form by the last day of the anniversary month in the incorporation/registration with this office.

4.   Make your check payable to the Secretary of State.



NAME                                   TITLE(S)
Larry Lang                             PRESIDENT



          STREET ADDRESS

       3020 West Charleston            Las Vegas, Nevada        89102

NAME                                   TITLE(S)
Larry Lang                             SECRETARY


       3020 West Charleston,           Las Vegas, Nevada        89102

NAME                                   TITLE(S)
Larry Lang                             Treasurer

       3020 West Charleston,           Las Vegas,  Nevada       89102

NAME                                   TITLE(S)

Larry Lang                             DIRECTOR

       3020 West Charleston            Las Vegas, Nevada        89102

                                                                       EXHIBIT 3


                                     BY-LAWS

                                       OF

                               SUPREME HOSPITALITY
                             Formerly Richwood Inc.
                           (Formerly Grubstake, Inc.)

ARTICLE I. MEETING OF STOCKHOLDERS

Section 1. Annual Meeting. The annual meeting of the stockholders of this corporation shall be held the first Thursday in March of each year or at such other time and place designated by the Board of Directors of the corporation.
Business transacted at the annual meeting shall include the election of directors of the corporation. If the designated day shall fall on a Sunday or legal holiday, then the meeting shall be held on the first business day thereafter.

Section 2. Special Meetings. Special meetings of the stockholders shall be held when directed by the President or the Board of Directors, or when requested in writing by the holders of not less than seventy-five percent(75% of all the shares entitled to vote at the meeting. A meeting requested by stockholders shall be called for a date not less than 10 nor more than 60 days after the request is made, unless the stockholders requesting the meeting designate a later date. The call for the meeting shall be issued by the Secretary, unless the President, Board of Directors, or stockholders requesting the meeting shall designate another person to do so.

Section 3. Place. Meetings of stockholders shall be held at the principal place of business of the corporation or at such other place as may be designated by the Board of Directors.

Section 4. Notice. Written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than 10 nor more than 60 days before the meeting, either personally or by first class mail, by or at the direction of the President, the Secretary or the officer or persons calling the meeting to each stockholder of record entitled to vote at such meeting. If mailed or deposited with other carrier, such notice shall be deemed to be delivered when deposited in the United States mail or with other carrier, whichever applicable, addressed to the stockholder at his or her address as it appears on the stock transfer books of the corporation, with postage or deliver charge thereon prepaid. If this corporation has been chartered under state laws which allow for bearer shares, now or in the future, written notice, signed by an officer of the corporation or any other person designated by the Board of Directors to sign such notices shall be personally delivered to each bearer of shares personally or mailed by first class mail, postage pre-paid, or other carrier, to the address of said stockholder as it appears in the stock record book of the corporation, or if no such address appears, to the last known address of the last known holder of the bearer shares that does appear in any corporate records, said notice to be given not less than 10 nor more than 60 days prior to the meeting date. Anytime any notice whatever is required to be given under any Article of these By-Laws, and said notice for any reason is not given or received by the person(s) entitled to receive them, a waiver of notice in writing shall be signed by the person(s) entitled to the notice, and said waiver, whether signed before, after, or at the meeting itself, shall be deemed proper notice as described above.

Section 5. Notice of Adjourned Meeting. When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and at the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. If, however, after the adjournment, the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given as provided in this Article to each stockholder of record on the new record date entitled to vote at such meeting.

Section 6. Stockholder Quorum and Voting. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders.

      If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter all b the act the stockholders unless otherwise provided by law. The Secretary of s verify that all stockholders representing a majority of the outstanding shares of ownership are present and have presented to the Secretary, evidence of their ownership and rights to vote.

Section 7. Voting of Shares. Each outstanding share shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders.

Section 8. Proxies. A stockholder may vote either in person or by proxy executed in writing by the stockholder or his or her duly authorized attorney-in-fact. No proxy shall be valid after the duration of 11 months from the date thereof unless otherwise provided in the proxy. If this corporation has been chartered under state laws which allow for bearer shares, now or in the future, no proxy may be voted for bearer shares issued by the corporation. Only holders of bearer shares who actually attend a meeting will be counted toward numbers of stockholders required to constitute a quorum and permitted to cast votes. The secretary will verify that authorized shares are in possession of those attending the meetings who aren't shown by name in the corporate stock transfer books of the corporation, and which shares are reflected as "bearer shares". It will be the responsibility of said owners of bearer shares to keep the Secretary informed of the proper mailing address to which meeting notices should be sent.

Section 9. Action 1y Stockholders Without a Meeting. Any action required by law, these Bylaws, or the Articles of Incorporation of this corporation to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, as is provided by law.

ARTICLE II. DIRECTORS

Section 1. Function. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, the Board of Directors.

Section 2. Qualification. Directors need not be residents of this state and stockholders of this corporation.

Section 3. Compensation. The Stockholders shall have authority to fix the compensation of directors.

Section 4. Presumption of Assent. A director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless he votes against such action or abstains from voting in respect thereto because of an asserted conflict of interest.

Section 5. Number. This corporation shall have 1 to 9 directors.

Section 6. Election and Term. Each person named in the Articles of Incorporation as a member of the initial Board of Directors shall hold office until the annual meeting of stockholders, and until his or her successor shall have been elected and qualified or until his or her earlier resignation, removal from office or death.

At the annual meeting of stockholders and at each annual meeting thereafter the stockholders shall elect directors to hold office until the next succeeding annual meeting. Each director shall hold office for a term for which he is elected and until his or her successor shall have been elected and qualified or until his or her earlier resignation, removal from office or death.

Section 7. Vacancies. Any vacancy occurring in the Board of Directors, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall hold office only until the next election of directors by the stockholders.

Section 8. Removal of Directors. At a meeting of stockholders called expressly for that purpose, any director or the entire Board of Directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors.

Section 9. Quorum and Voting. A majority of the number of directors fixed by these bylaws shall constitute a quorum for the transaction of business. The act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 10. Executive and Other Committees. The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members an executive committee and one or more other committees each of which, to the extent provided in such resolution shall have and may exercise all the authority of the Board of Directors, except as is provided by law.

Section 11. Place of Meeting. Regular and special meetings of the Board of Directors shall be held either within or without the State of Nevada.

Section 12. Time, Notice and Call of Meetings. Regular meetings of the Board of Directors shall be held without notice on the call of the President or the Vice-President. Written notice of the time and place of special meetings of the Board of Directors shall be given to each director by either FAX, personal delivery, telegram or cablegram at least two days before the meeting or by notice mailed or sent by other carrier to the director at least five days before the meeting.

Notice of a meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors.

     Meetings of the Board of Directors may be called by the chairman of the board, by the president or any officer of the corporation, or by any director.

     Members of the Board of Directors may participate in a meeting of such board by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

Section 13. Action Without a Meeting. Any action required to be taken at a meeting of the Board of Directors, or any action which may be taken at a meeting of the Board of Directors or a committee thereof, may be taken without a meeting if a consent in writing, setting forth the action so to be taken, signed by all the directors, or all the members of the committee, as the case may be, is filed in the minutes of the proceedings of the board or of the committee. Such consent shall have the same effect as a unanimous vote.

ARTICLE III. OFFICERS

Section 1. Officers. The officers of this corporation shall consist of a president, a vice president, a secretary and a treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers and agents as may be deemed necessary may be elected or appointed by the Board of Directors from time to time. Any two or more offices may be held by the same person.

Section 2. Duties. The officers of this corporation shall have the following duties:


     The President shall be the chief executive officer of the corporation, shall have general and active management of the business and affairs of the corporation subject to the directions of the Board of Directors, and shall preside at all meetings of the stockholders and Board of Directors unless unavailable for any reason, in which case the Vice President shall preside.

     The Vice-President shall have all the powers of any officer whenever such officer is unavailable for any reason, to perform the duties of his or her office, and can act as the chief executive officer of the corporation, can have general and active management of the business and affairs of the corporation subject to the directions of the Board of Directors, and can preside at all meetings of the stockholders and Board of Directors whenever the president is unavailable for any reason.

     The Secretary shall have custody of, and maintain, all of the corporate records except the financial records; shall record the minutes of all meetings of the stockholders and Board of Directors, send all notices of all meetings and perform such other duties as may be prescribed by the Board of Directors, the President, or the Vice-President.

     The Treasurer shall have custody of all corporate funds and financial records, shall keep full and accurate accounts of receipts and disbursements and render accounts thereof at the annual meetings of stockholders and whenever else required by the Board of Directors, the President, or the Vice-President, and shall perform such other duties as may be prescribed by the Board of Directors, the President or the Vice-President.

Section 3. Removal of Officers. An officer or agent elected or appointed by the Board of Directors may be removed by the board whenever in its judgment the best interests of the corporation will be served thereby.

    Any vacancy in any office may be filled by the Board of Directors.

ARTICLE IV. STOCK CERTIFICATES

Section 1. Issuance. Every holder of shares in this corporation shall be entitled to have a certificate representing all shares to which he is entitled. No certificate shall be issued for any share until such share is fully paid.

Section 2. Form. Certificates representing shares in this corporation shall be signed by the President or Vice President and the Secretary or an Assistant Secretary and may be sealed with the seal of this corporation or a facsimile thereof.

Section 3. Transfer of Stock. The corporation shall register a stock certificate presented to it for transfer if the certificate is properly endorsed by the holder of record or by his or her duly authorized attorney. If this corporation has been chartered under state laws which allow for bearer shares, now or in the future, no transfer is required on the corporate stock transfer ledger for bearer share ownership unless specifically requested by the bearer who is in possession of the actual certificates, and who presents them to the Secretary for verification of their validity, at which time the address of the bearer will be entered into the stock transfer ledger.

Section 4. Lost, Stolen or Destroyed Certificates. If the stockholder shall claim to have lost or destroyed a certificate of shares issued by the corporation, a new certificate shall be issued upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed, and, at the discretion of the Board of Directors upon the deposit of a bond or other indemnity in such amount and with such sureties, if any, as the board may reasonably require.

ARTICLE V. BOOKS AND RECORDS.

Section 1. Books and Records. This corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its stockholders, Board of Directors and committees of directors.

     This corporation shall keep at its registered office or principal place of business a record of its stockholders, giving the names and addresses of all stockholders and the number of the shares held by each.

     Any books, records and minutes may be in written form or in any other form capable of being converted into written form within a reasonable time. Any person who shall have been a holder of record of shares or of voting trust certificates thereof at least six months immediately preceding his or her demand or shall be the holder of record of, or the holder of record of voting trust certificates for, at least seventy-five percent(75%) of the outstanding shares of the corporation, upon written demand stating the purpose thereof, shall have the right to examine, in person or by agent or attorney, at any reasonable time or times, for any proper purpose its relevant books and records of accounts, minutes and records of stockholders and to make extracts therefrom.

Section 3. Financial Information. Not later than four months after the close of each fiscal, year, this corporation shall prepare a balance sheet showing in reasonable detail the financial condition of the corporation as of the close of its fiscal year, and a profit and loss statement showing the results of the operations of the corporation during its fiscal year.

     Upon the written request of any stockholder or holder of voting trust certificates for shares of the corporation, the corporation shall mail to each stockholder or holder of voting trust certificates a copy of the most recent such balance sheet and profit and loss statement.

     The balance sheets and profit and loss statements shall be filed in the registered office of the corporation in the State of Nevada or in the principle office, shall be kept for a least five years, and shall be subject to inspection during business hours by any stockholder or holder of voting trust certificates, in person or by agent.

Section 2. Stockholders' Inspection

ARTICLE VI. DIVIDENDS

     The Board of Directors of this corporation may from time to time, declare and the corporation may pay dividends on its shares in cash, property or its own shares, except when the corporation is insolvent or when the payment thereof would render the corporation insolvent, however nothing in this Article shall be construed to prevent the corporation from borrowing sufficient funds with which to pay dividends in cash, subject to the provisions of the Statutes of the State of Nevada.

ARTICLE VII. INDEMNIFICATION OF OFFICERS.
-----------------------------------------

     The corporation shall indemnify any and all of its directors or officers or former directors or officers or any person who may have served at its request as director or officer of another corporation in which it owns shares of capital stock or of which it is a creditor against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party by reason of being or having been directors or officers or a director or officer of the corporation, or such other corporation, except, in relation to matters as to which any such director or officer or former director or officer or person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct, in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled, under By-law, agreement, vote of stockholders or otherwise.

ARTICLE VIII. CORPORATE SEAL.

The Board of Directors shall provide a corporate seal which shall be in circular form.

ARTICLE IX. AMENDMENT.

These By-Laws may be altered, amended or repealed, and new By-Laws may be adopted, by a majority vote of the stockholders at any annual meeting or at any special meeting called for that purpose. The Board of Directors may amend or adopt additional By-Laws, but shall not alter or repeal any By-Laws adopted by the stockholders of the corporation.

ARTICLE X. TRUSTEE POWERS.

This Corporation may act as trustee for any legal entity or for holding real estate, as long as it does not act in violation of any law and is not used for the holding of public funds or in violation of any Federal or State Securities Laws.


CERTIFIED TO BE THE BY-LAWS OF SUPREME HOSPITALITY (FORMERLY RICHWOOD, INC.) (FORMERLY GRUBSTAKE, INC.)


CERTIFICATE

SUPREME HOSPITALITY
Formerly Richwood Inc.
Formerly Grubstake, Inc.


By              , Secretary
   -------------

   Anne Angell

                                                                       EXHIBIT 4

                      RESOLUTION OF THE BOARD OF DIRECTORS

                                       OF

                               SUPREME HOSPITALITY
                              A Nevada Corporation

WHEREAS, the corporation recognizes its need for a custodian to keep and maintain the stockledger

BE IT RESOLVED, THAT Larry Lang is hereby appointed as custodian of the stockledger of this corporation.

The address of the custodian of the stockledger is:

41919 Skywood Dr.
-----------------

Temecula, CA 92591-1877
-----------------------

Dated as of April 17, 2000.

Larry W. Lang,

                                                                       EXHIBIT 5

                   Agreement for the Exchange of Common Stock


THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT")- NOR REGISTERED UNDER ANY STATE SECURITIES LAW. AND ARE "RESTRICTED SECURITIES" AS THAT TERM IS DEFINED IN RULE 144 UNDER THE 1933 ACT. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT. THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY.

AGREEMENT FOR THE EXCHANGE OF COMMON STOCK

         AGREEMENT made this 30day of April. 2000, by and between , SUPREME HOSPITALITY a Nevada corporation (the "ISSUER") and the individuals listed in Exhibit A attached hereto, (the "SHAREHOLDERS"), which SHAREHOLDERS own all of the issued and outstanding shares of Temecula Valley Inn, Inc. a Nevada-corporation ("PRIVATP- COMPANY").

         In consideration of the mutual promises, covenants, and representations contained herein, and other good and valuable consideration.

         THE PARTIES HERETO AGREE AS FOLLOWS:

         1. EXCHANGE OF SECURITIES. The ISSUER has 1,000 000 shares outstanding Subject to the terms and conditions of this Agreement, the ISSUER agrees to issue to SHAREHOLDERS, 9 000,000 shares of the common stock of ISSUER. $0.0001 par value from its treasury so as the amount of shares then issued would be equal to 90% of the combined total of 10,000,000 outstanding shams (the "Shares"), in exchange for 100% of the issued and outstanding shares of the PRIVATE COMPANY, such that the PRIVATE COMPANY shall become a wholly owned subsidiary of the ISSUER

         2. REPRESENTATIONS AND WARRANTIES ISSUER represents anti warrants to SHAREHOLDERS and the PRIVATE COMPANY the following:

                  i. Organization ISSUER is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada, and has all necessary_ corporate powers to own properties and carry on a business, and is duly qualified to do business and is in good standing in the State of Nevada. All actions taken by the Incorporators, directors and shareholders of ISSUER have been valid and in accordance with the laws of the State of Nevada.

                  ii. Capital. The authorized capital stock of ISSUER consists of 50,000,000 shares of common stock. $0.0001 par value, of which 1,000,000 are issued and outstanding and 1,000,000 preferred shares at $0.0001 par value. All of the outstanding shares were fully paid and non assessable, free of liens, encumbrances, options, restrictions and legal or equitable rights of others not a party to this Agreement At closing, there will be no outstanding subscriptions, options, rights, warrants, convertible securities. or other agreements or commitments obligating ISSUER to issue or to transfer from treasury any additional shares of its capital stock. All of the shareholders of ISSUER have valid title to such shares and acquired their shares in a lawful transaction and in accordance with the laws of the State of Nevada.

                  iii. Financial Statements. Annexed hereto as Exhibit B to this Agreement are the audited financial statements of ISSUER as of April
         30, 2000. The financial statements have been prepared in accordance with generally accepted accounting principles consistently followed by ISSUER throughout the periods indicated, and fairly present the financial position of ISSUER as of the date of the balance sheet in the financial statements, and the results of its operations for the periods indicated.

         iv. Absence of Changes. Since the date of the financial statements, there has not been any change in the financial condition or operations of ISSUER except changes in the ordinary course of business, which changes have not in the aggregate been materially adverse.


 AGREEMENT FOR THE EXCHANGE OF COMMON STOCK   Page 1

         v. Assets and Liabilities. ISSUER does not have any debt, liability, or obligation or any nature, whether accrued, absolute, contingent, or otherwise, and whether due or to become due, that is not reflected on the ISSUERS' financial staterfent- ISSUER is not aware of any pending, threatened or asserted claims. lawsuits or contingencies molving ISSUER or its common stock There is no dispute of any kind between ISSUER and any third party, and no such dispute will exist at the closing of this Agreement- ISSUER has no assets. At closing. ISSUER will be free from any and all liabilities, liens, claims and/or commitments and will continue to have no assets.

         vi. Ability to Carry Out Obligations. ISSUER has the right power, and authority to enter into and perform its obligations under thus Agreement. The execution and delivery of this Agreement by ISSUER and the performance by ISSUER of its obligations hereunder will not cause, constitute with or result in (a) any breach or violation or any of the provisions of or constitute a default under any license, indenture, mortgage, charter, instrument, articles of incorporation, bylaw, or other agreement or instrument to which ISSUER or its shareholders are a party, or by which they may be bound, nor will any consents or authorizations of any party other than those hereto be required, (b) an event that would cause ISSUER to be liable to any party, or (c) an event that would result in the creation or imposition or any lien, charge or encumbrance on any asset of ISSUER or upon the securities of ISSUER to be acquired by SHAREHOLDERS.

         vii. Full Disclosure. None of representations and warranties made by the ISSUER, or in any certificate or memorandum famished or to be furnished by the ISSUER, contains or will contain any untrue statement of a material fact, or omit any material fact the omission of which would be misleading.

         viii. Contract and Leases. ISSUER is not currently carrying on any business and is not a party to any contract, agreement or lease. No person holds a power of attorney from ISSUER.

         ix. Compliance with Laws. ISSUER has complied with, and is not in violation of any federal, state. or local statute, law, and/or regulation pertaining to ISSUER. ISSUER has complied with all federal and state securities laws in connection with the issuance, sale and distribution of its securities.

         x. Litigation . ISSUER is not (and has not been) a party to any suit, action, arbitration, or legal, administrative. or other proceeding, or pending governmental investigation. To the best knowledge of the ISSUER, there is no basis for any such action or proceeding and no such action or proceeding is threatened against ISSUER and ISSUER is not subject to or in default with respect to any order, writ, injunction, or decree of any federal. state, local, or foreign court, department, agency, or instrumentality.

         xi. Conduct of Business. Prior to the closing, ISSUER shall conduct its business in the normal course, and shall not (1) sell, pledge, or assign any assets (2) amend its Articles of Incorporation or Bylaws, (3) declare dividends, redeem or sell stock or other securities, (4) incur any liabilities, (5) acquire or dispose of any . assets, enter into any contract, guarantee obligations of any third party, or (6) enter into any other transaction.

         xii. Documents. All minutes, consents or other documents pertaining to ISSUER to be delivered at closing shall be valid and in accordance with the laws of the State of Nevada

         xiii. Title. The Shares to be issued to SHAREHOLDERS will be, at closing, free and clear of all liens. security interests, pledges, charges, and claims of any kind. None of such Shares are or will be subject to any voting trust or agreement. No person holds or has the right to receive any proxy or similar instrument with respect to such shares, except as provided in this Agreement, the ISSUER is not a party to any agreement which offers or grants to any person the right to purchase or acquire any of the securities to be issued to SHAREHOLDERS. There is no applicable local, state or federal law, rule, regulation. or decree which would, as a result of the issuance of the Shares to SHAREHOLDERS, impair, restrict or delay SHAREHOLDERS' voting rights with respect to the Shares.

         3. SHAREHOLDERS and PRIVATE COMPANY represent and warrant to ISSUER the following:

                  i. Organization. of Temecula Valley Inn. Inc. is a corporation ("PRIVATE COMPANY") duly organized, validly existing, and in good standing under the laws of the state of Nevada , has all necessary corporate powers to own properties and carry on a business, and is duly qualified to do business and is in

AGREEMENT FOR THE EXCHANGE OF COMMON STOCK   Page 2
         good standing with die state of Nevada. All actions taken by the Incorporators, directors and shareholders of the PRIVATE COMPANY have been valid and in accordance with the laws of the state of Nevada.

                  ii. Shareholders and Issued Stock. Exhibit A annexed hereto sets forth the names and share holding of 100(degree)!a of PRIVATE COMPANY shareholders.

                  iii. Counsel. SHAREHOLDERS and the PRIVATE COMPANY represent and warrant prior to closing, that they are represented by independent counsel or have had the opportunity to retain independent counsel to represent them in this transaction.

         4. INVESTMENT INTENT. SHAREHOLDERS agree that the Shares being issued pursuant to this Agreement may be sold, pledged. assigned, hypothecate or otherwise transferred, with or without consideration (a "Transfer"), only pursuant to an effective registration statement under the Act, or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of ISSUER SHAREHOLDERS agrees, prior to any Transfer. to give written notice to ISSUER expressing his desire to effect the transfer and describing the proposed transfer.

         CLOSING. The closing of this transaction shall take place via telephone. Unless the closing of this transaction takes place on or before forty-five days from the signing of this agreement, then either party may terminate this Agreement.

         6. DOCUMENTS TO BE DELIVERED AT CLOSING.

                   i. By the ISSUER:

                  (1) Board of Directors Minutes authorizing the issuance of a certificates) for 9,000,000 Shares, registered in the names of the SHAREHOLDERS equal to their pro-rata holdings in the PRIVATE COMPANY.

                  (2) The resignation of all officers of ISSUER.

                  (3) A Board of Directors resolution appointing such person as SHAREHOLDERS designate as a director(s) of ISSUER

                  (4) The resignation of all the directors of ISSUER except that of SHAREHOLDERS' designee(s), dated subsequent to the resolution described in 3, above.

                  (5) Audited financial statements of ISSUER, which shall include a balance sheet and statements of operations, stockholders equity and cash flows for the twelve month period then ended.

                  (6) All of the business and corporate records of ISSUER, including but not limited to correspondence files. bank statements, checkbooks, savings account books, minutes of shareholder and directors meetings, financial statements, shareholder listings, stock transfer records, agreements and contracts.

                  ii. By SHAREHOLDERS AND PRIVATE COMPANY

                  (1) Delivery to the ISSUER, or to its Transfer Agent, the certificates representing 100(degree)!0 of the issued and outstanding stock of the PRIVATE COMPANY.

                  (2) Consents signed by all the shareholders of the PRIVATE COMPANY consenting to the terms of this Agreement

         7. REMEDIES. Any controversy or claim arising out of; or relating to, this Agreement. or the making, performance. or interpretation thereof, shall be settled by arbitration in the state of Nevada in accordance with the Rules of the American Arbitration Association then existing, and judgment on the arbitration award may be entered in any court having jurisdiction over the subject matter of the controversy.


AGREEMENT FOR THE EXCHANGE OF COMMON STOCK    Page 3

         8. MISCELLANEOUS.


                  i. Captions and Headings. The Article and paragraph headings throughout this Agreement are for convenience and reference only, and shall in no way be deemed to define, limit, or add to the meaning of any provision of this Agreement.

                  ii. No oral Change. This Agreement and any provision hereof, may not be waived, changed, modified. or discharged orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought.

                  iii. Non Waiver. Except as otherwise expressly provided herein, no waiver of any covenant. condition, or provision of this Agreement shall be deemed to have been made unless expressly in writing and signed by the party against whom such waiver is charged; and (1) the failure of any party to insist in any one or more cases upon the performance of any of the provisions, covenants, or conditions of this Agreement or to exercise any option herein contained shall not be construed as a waiver or relinquishment for the future of any such provisions, covenants. or conditions, (2) the acceptance of performance of anything required by this Agreement to be performed with knowledge of the breach or failure of a covenant, condition, or provision hereof shall not be deemed a waiver of such breach or failure, and (3) no waiver by any party of one breach by another party shall be construed as a waiver with respect to any other or subsequent breach.

                  iv. Time of Essence. Time is of the essence of this Agreement and of each and every provision hereof.

                  v. Entire Agreement. Thus Agreement contains the entire Agreement and understanding between the parties hereto, and supersedes all prior agreements and understandings.

                  vi.    Counterparts.    This   Agreement   may   be   executed
         simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument

                  vii. Notices. All notices. requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally on the party to whom notice is to be given. or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, and properly addressed. And by fax, as follows:

         ISSUER: with principal address at 816 Congress Avenue, Suite 1100, Austin, Texas 78701 PRIVATE COMPANY: Temecula Valley Inn, Inc., 27660 Jefferson Avenue, Temecula, CA 9259() IN WITNESS WHEREOF, the undersigned has executed this Agreement this 30 day of April, 2000.

         TEMECULA VALLEY INN, INC.               SUPREME HOSPITALITY

         Signed by                               Signed by
         Larry W. Lang                           Larry Lang W. Lang, President

                     TEMECULA VALLEY INN, INC. SHAREHOLDERS

         Signed by                               Signed by
         Larry W. Lang                           Diana Lang
         Signed by                               Signed by
         Lloyd Janeway                           Glenda Janeway

          Signed by
          Louise D


AGREEMENT FOR THE EXCHANGE OF COMMON STOCK    Page 4